Exhibit 3

Ocean Quest Seacarriers Limited
c/o Royal Olympic Cruises Inc.
Attn: Mr G Kassapis, CFO
87 Akti Miaouli
185 38 Piraeus
Greece

Date: 17 June 2003

Dear Sirs

1.
We refer to the facility agreement dated 28 April 1998 as amended by a supplemental agreement dated 14 June 2000 (together the "Facility Agreement") made between (i) yourselves as borrowers and (ii) Fortis Bank (Nederland) N.V. (formerly known as Meespierson N.V.) as Lender in respect of a loan facility of up to (initially) $9,000,000. Words and expressions defined in the Facility Agreement shall have the same meanings when used in this Letter.

2.
At the date hereof, the principal amount outstanding of the Loan is $5,658,336.

3.
Pursuant to further discussions between us, we have agreed in principle but subject to the provisions of paragraph 4 below to vary the terms of repayment of the Loan as set out in Clause 6 of the Facility Agreement as follows:

(i)
repayment of the principal installments each in the amount of US$175,000 pursuant to Clause 6.1(b) originally due on 16 September 2002 and 16 December 2002 shall be deferred until 16 December 2003, on which date the full amount of such instalment shall be repaid;

(ii)
payment of the principal installments each in the amount of US$175,000 pursuant to Clause 6.1(b) due on 16 March 2003 and 16 June 2003 shall also be deferred until 16 December 2003, on which date the full amount of such instalment shall be repaid;

  without prejudice to the obligation to pay interest on the Loan in accordance with the terms of the Facility Agreement.

4.
Our agreement set out in paragraph 3 shall be conditional upon such matters as to confirmation of the validity of the Finance Documents (including this Letter) as we may require.

5.
Subject only to the amendments made pursuant to Clause 3 of this Letter, the Facility Agreement shall remain in full force and effect and the security constituted by the Finance Documents shall continue and remain fully valid and enforceable and securing all the Secured Liabilities.

6.
This Letter shall be governed by and construed in accordance with English law and the provisions of Clause 27 (Law and Jurisdiction) of the Facility Agreement shall extend and apply to this Letter as if the same were (mutatis mutandis) herein expressly set forth.

  Please confirm your acceptance to the foregoing terms and conditions by signing the acceptance at the foot of this Letter.

Yours faithfully
 FORTIS BANK (NEDERLAND) N.V.

/s/	/s/
R.A. Holsboer	J.K. Richert

Accepted and agreed this            day of June 2003

/s/
OCEAN QUEST SEACARRIERS LIMITED

Accepted and agreed this day of June 2003

/s/
for and on behalf of
ROYAL OLYMPIC CRUISE LINES INC.

COUNTERSIGNED this            day of June 2003 by and on behalf of each of the following who, by its execution hereof confirms and acknowledges that it has read and understood the terms and conditions of the above Letter, that it agrees in all respects to the same and that each Finance Document to which it is a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrowers under the Facility Agreement as amended hereby.

/s/
for and on behalf of ROYAL WORLD CRUISES INC.
/s/
for and on behalf of ROYAL OLYMPIC CRUISES LTD.
/s/
for and on behalf of ROC HOLDINGS INC.
/s/
for and on behalf of OLYMPIC WORLD CRUISES INC.